Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Constellation Alpha Capital Corp. (the “Company”) on Amendment No 2 to Form S-1, File No. 333-218093, of our report dated April 7, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Constellation Alpha Capital Corp. as of March 31, 2017 and 2016, and for the year ended March 31, 2017 and for the period from July 31, 2015 (inception) through March 31, 2016, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

June 14, 2017